Filed by: Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Weyerhaeuser Company

Commission File No.: 001-04825

The following press release was issued by TRI Pointe Homes, Inc. on June 16, 2014.

TRI Pointe Homes Announces Completed Sale of Two Series of Senior Notes Totaling $900 Million

Irvine, California, June 16, 2014 – TRI Pointe Homes, Inc. (NYSE: TPH) today announced that in connection with its proposed combination with Weyerhaeuser Real Estate Company (“WRECO”), WRECO has completed the sale of $450 million principal amount of its Senior Notes due 2019 at a fixed interest rate of 4.375% and $450 million principal amount of its Senior Notes due 2024 at a fixed interest rate of 5.875% through a private placement. The private placement was upsized from an initially proposed aggregate size of $800 million. This transaction is the first notes issuance related to TRI Pointe.

WRECO has deposited into separate escrow accounts the gross proceeds from the offering of each series of the Senior Notes. The escrowed funds will be released substantially concurrently with the consummation of TRI Pointe’s proposed combination with WRECO and satisfaction of certain other conditions. Upon release from escrow, the net proceeds from the offering are expected to be used by WRECO to make certain payments to Weyerhaeuser Company, which will be retained by Weyerhaeuser Company following the separation of WRECO, with the remainder expected to be used by TRI Pointe for general corporate purposes. The Senior Notes will be subject to a special mandatory redemption in the event that TRI Pointe’s proposed combination with WRECO is not consummated on or before November 4, 2014, or in the event the Transaction Agreement in connection with the proposed combination is terminated prior to such time.

The Senior Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. As a result, they may not be offered or sold in the United States or to any “U.S. persons”, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes were offered only to “qualified institutional buyers” under Rule 144A of the Securities Act or, outside the United States, to persons other than “U.S. persons” in compliance with Regulation S under the Securities Act.

Additional details regarding the private placement can be found in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2014.

About TRI Pointe Homes, Inc.

Headquartered in Irvine, Calif., TRI Pointe Homes, Inc. (NYSE: TPH) designs, constructs and sells innovative single-family homes and condominiums in planned communities in major metropolitan areas throughout California and Colorado.

Forward-Looking Statements

This press release contains forward-looking statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”). These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this document include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and combination of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this document that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. (“TRI Pointe”) and Weyerhaeuser Company (“Weyerhaeuser”), pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe has filed a registration statement on Form S-4 (No. 333-193248) with the Securities and Exchange Commission (“SEC”), which includes a prospectus. TRI Pointe has also filed a definitive proxy statement which has been sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO has filed a registration statement on Forms S-4 and S-1 (No. 333-193251) in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents, because they contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and any amendments and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (253) 924-2058, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Tender Offer Documents

On May 22, 2014, Weyerhaeuser Company (“Weyerhaeuser”) filed with the SEC a tender offer statement on Schedule TO regarding the proposed exchange offer for the split-off of the Weyerhaeuser real estate business as part of the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. and Weyerhaeuser. Investors and security holders are urged to read the tender offer statement (as updated and amended) filed by Weyerhaeuser with the SEC regarding the tender offer because it contains important information. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Weyerhaeuser with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained free of charge from Weyerhaeuser by directing a request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling Weyerhaeuser at (253) 924-2058.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any security holder of TRI Pointe Homes, Inc. (“TRI Pointe”) or Weyerhaeuser Company (“Weyerhaeuser”). However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on February 18, 2014, and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on February 25, 2014. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K/A for the year ended December 31, 2013, filed with the SEC on April 30, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on May 20, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, has been included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC.

Investor Relations Contact:

Brad Cohen, InvestorRelations@TRIPointeHomes.com, 949-478-8696

Media Contact:

Carol Ruiz, cruiz@newgroundco.com, 310-437-0045